UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission File Number 001-36535

GLOBANT S.A.

(Translation of registrant’s name into English)

37A, Avenue J.F. Kennedy

L-1855, Luxembourg

Tel: + 352 20 30 15 96

 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:        ☒ Form 20-F      ☐ Form 40-F

GLOBANT S.A.

FORM 6-K

Re-appointment of Lead Independent Director

On November 13, 2024, the board of directors (the “Board”) of Globant S.A. (the “Company”) re-appointed Ms. Linda Rottenberg as the Lead Independent Director. Ms. Rottenberg will continue to serve as the Lead Independent Director until her successor is duly appointed and qualified, or until her earlier removal or resignation or such time as she is no longer considered to be independent under Section 303A of the corporate governance rules of the New York Stock Exchange. Ms. Rottenberg has served as an independent member of the Board since 2017 and as Lead Independent Director since 2023.

Incorporation by Reference

The information contained in this report on Form 6-K is hereby incorporated by reference into the Company’s registration statements on Form S-8 (File Nos. 333-201602, 333-211835, 333-232022, 333-255113, 333-266204 and 333-281049), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBANT S.A.

By:	/s/ PATRICIO PABLO ROJO
Name: Patricio Pablo Rojo
Title: General Counsel

Date: November 15, 2024